CLEARY GOTTLIEB STEEN & HAMILTON LLP

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PARIS
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ONE LIBERTY PLAZA
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(212) 225-2000
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FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO

March 16, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND


05006650

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's Information on Resolutions Adopted by General Meetings pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

dlw 3/22

DISCLOSURE OF MATERIAL FACT
"INFORMATION ON RESOLUTIONS ADOPTED BY GENERAL MEETINGS"

1. Full corporate name of the Issuer, including its legal form: Open Joint Stock Company of Energy and Electrification OAO "Mosenergo".
2. Location of the Issuer: 8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035.
3. Taxpayer Identification Number assigned to the Issuer by tax authorities: 7705035012.
4. The Issuer's unique code assigned by the registration authority: 00085-A.
5. Code of material fact: 1000085A02032005.
6. Web page address used by the Issuer for the publication of information on material facts: http://www.mosenergo.ru
7. Name of periodical used by the Issuer for the publication of information on material facts: social and political newspaper "Izvestiya", and magazine "Supplement to the Bulletin of the FSFM of Russia".
8. Type of the general meeting: general shareholders' meetings of companies established as a result of reorganization of OAO "Mosenergo".
9. Form of the general meetings: a meeting (by personal attendance of shareholders to discuss agenda items and adopt resolutions on matters put to a vote).
10. Date and place of the meetings: February 28, 2005, 3 Lenin Street, Dzerzhinsky, Moscow region.
11. Quorum of the general meetings: Pursuant to Article 58.1 of the Federal Law "On Joint-stock Companies", a general shareholders' meeting is legally qualified to take decisions (has a quorum) if the shareholders participating therein together hold, in aggregate, more than one-half (50%+1) of the Company's outstanding voting shares (14,124,679,851) in respect of each company established as a result of reorganization of OAO "Mosenergo".

OAO Energy Management Company

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,272,826,171 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Energy Management Company was found legally qualified to take decisions.

OAO Trunk Grid Company

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,272,826,171 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Trunk Grid Company was found legally qualified to take decisions.

OAO Moscow City Electricity Network Company

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,871,391 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Moscow City Electricity Network Company was found legally qualified to take decisions.

OAO Moscow Heating Network Company

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,871,391 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Moscow City Heating Network Company was found legally qualified to take decisions.

OAO Moscow Region Electricity Network Company

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Moscow Region Electricity Network Company was found legally qualified to take decisions.

OAO Mosenergosbyt

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,873,191 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Mosenergosbyt was found legally qualified to take decisions.

OAO Specialized Design Bureau for Repair and Modernization

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Specialized Design Bureau for Repair and Modernization was found legally qualified to take decisions.

OAO Mosteplosetenergoremont

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Mosteplosetenergoremont was found legally qualified to take decisions.

OAO Mosenergosetstroi

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Mosenergosetstroi was found legally qualified to take decisions.

OAO GRES-4

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO GRES-4 was found legally qualified to take decisions.

OAO GRES-5

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO GRES-5 was found legally qualified to take decisions.

OAO GRES-24

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO GRES-24 was found legally qualified to take decisions.

OAO Zagorskaya GAES

At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26,270,858,891 voting shares representing 93% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.
The general shareholders' meeting of OAO Zagorskaya GAES was found legally qualified to take decisions.

12. Issues put to a vote and voting results:

OAO Energy Management Company

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 96.49%
"Against" 0.00%
"Abstained" 1.09%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
I.A. Zenyukov	97.55%	0.01%	0.01%
I.K. Ivanova	97.57%	0.00%	0.00%
S.B. Sidorov	97.55%	0.01%	0.01%
A.S. Telitsyna	97.55%	0.01%	0.01%
G.A. Yakovlev	97.55%	0.00%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.55%
"Against" 0.01%
"Abstained" 0.02%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABYZOV Mikhail Anatolyevich	0.01%
AKSYONOV Pyotr Nikolaevich	0.01%
BODUNKOV Aleksei Feliksovich	0.01%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	7.49%
GORYUNOV Igor Timofeevich	0.06%
YEVSTAFYEV Arkadiy Vyacheslavovich	7.01%
KACHAY Aleksei Romanovich	0.00%
KOZHUKHOVSKY Igor Stepanovich	0.00%
KOMANOV Victor Alekseevich	0.00%
KOSTYUK Mikhail Dmitrievich	0.00%
KOPSOV Anatoly Yakovlevich	0.01%
KRAVTSOV Andrei Nikolaevich	0.00%
KULYA Valery Ivanovich	0.01%
KUZNETSOV Artyom Vladislavovich	7.66%

LOGOVINSKY Evgeny Ilyich	0.00%
MATVEEV Aleksei Anatolyevich	7.49%
NEVEYKO Aleksandr Anatolyevich	6.85%
NOVIKOV Nikolai Valentinovich	0.00%
ORLOV Aleksandr Konstantinovich	0.00%
PARKHOMUK Olga Victorovna	6.85%
RAPPOPORT Andrei Natanovich	0.00%
SLEPTSOVA Lyudmila Anatolyevna	6.85%
SALNIKOV Andrei Valerievich	0.00%
SYOMIN Nikolai Alekseevich	0.00%
SILKIN Vladimir Nikolaevich	7.74%
SKRIBOT Wolfgang	0.00%
SMIRNOV Pavel Stepanovich	6.85%
SOBOL Aleksandr Ivanovich	7.49%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	6.85%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	6.85%
SCHMIDT Aleksandr Ottovich	4.5%
YAROSHEVICH Vladislav Anatolyevich	6.85%

OAO Trunk Grid Company

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.V. Baitov	97.40%	0.01%	0.01%
I.A. Zenyukov	97.40%	0.01%	0.01%
M.A. Lelekova	97.40%	0.01%	0.01%
S.B. Sidorov	97.40%	0.01%	0.01%
N.A. Chetvertkova	97.42%	0.00%	0.00%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	0.00%
AFONIN Dmitry Victorovich	4.50%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	0.05%
YEVSTAFYEV Arkadiy Vyacheslavovich	6.62%
ZHUKOV Andrei Sergeevich	6.84%
KARTOSHKIN Victor Nikolaevich	6.84%
KOSTYUK Mikhail Dmitrievich	0.00%
KOPSOV Anatoly Yakovlevich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
KULYA Valery Ivanovich	0.00%
LOGOVINSKY Evgeny Ilyich	0.00%
LYCHAGIN Svyatoslav Anatolyevich	6.84%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
NOVIKOV Nikolai Valentinovich	0.00%
OVSYANNIKOVA Irina Leonidovna	7.48%
ORLOV Aleksandr Konstantinovich	6.84%
RAPPOPORT Andrei Natanovich	0.00%
ROMANOVSKY Sergey Petrovich	7.74%
SALNIKOV Andrei Valerievich	0.00%
SELIVYERSTOVA Svetlana Aleksandrovna	0.00%
SYOMIN Nikolai Alekseevich	7.48%
SINENKO Aleksandr Yurievich	6.84%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
SHAMIS Yulia Lvovna	6.84%
SHULIN Maxim Igorevich	6.84%
YUDINA Tatiana Nikolaevna	6.84%

OAO Moscow City Electricity Network Company

1. **Approval of the Charter of the newly formed Company.**

From the number of ballots received, the votes counted produced the following results:

"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.V. Baitov	97.39%	0.01%	0.01%
M.L. Volkov	97.40%	0.01%	0.01%
M.A. Lelekova	97.40%	0.01%	0.01%
L.R. Matyunina	97.39%	0.01%	0.01%
O.V. Surikov	97.42%	0.00%	0.00%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev

"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

AKSYONOV Pyotr Nikolaevich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BROVKINA Yulia Andreevna	0.00%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	7.48%
GORYUNOV Igor Timofeevich	0.06%
GUSEV Andrei Leonidovich	6.85%
DUBNOV Oleg Markovich	0.00%
YEVSTAFYEV Arkadiy Vyacheslavovich	7.01%
ZENYUKOV Igor Alikovich	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	0.00%
KOMANOV Victor Alekseevich	0.00%
KRAVTSOV Andrei Nikolaevich	7.48%
KUZNETSOV Artyom Vladislavovich	7.65%
KULYA Valery Ivanovich	0.00%
LOGOVINSKY Evgeny Ilyich	0.00%
MAKAROV Evgeny Fyodorovich	0.00%
MATVEEV Aleksei Anatolyevich	7.48%
NOVIKOV Nikolai Valentinovich	0.00%

ORLOV Aleksandr Konstantinovich	6.84%
PRESNYAKOV Igor Vitalyevich	7.74%
RAPPOPORT Andrei Natanovich	0.00%
REMEZOV Aleksandr Nikolaevich	0.00%
SALNIKOV Andrei Valerievich	0.00%
SYOMIN Nikolai Alekseevich	0.00%
SIMAKIN Igor Olegovich	0.00%
SKRIBOT Wolfgang	4.50%
SMIRNOV Pavel Stepanovich	6.84%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	6.84%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
CHIKUNOV Aleksandr Vasilievich	6.84%
CHISTYAKOV Aleksandr Nikolaevich	6.84%
SCHMIDT Aleksandr Ottovich	0.00%

OAO Moscow Heating Network Company

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.40%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
M.L. Volkov	97.40%	0.01%	0.01%
L.R. Matyunina	97.40%	0.01%	0.01%
L.V. Neganov	97.39%	0.01%	0.01%
D.E. Rozhkov	97.40%	0.01%	0.01%
O.V. Surikov	97.42%	0.00%	0.00%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.01%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

AKSYONOV Pyotr Nikolaevich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
BYKHANOV Evgeny Nikolaevich	6.85%
VASILYEV Dmitry Valeryevich	0.00%
GAVRILENKO Anatoly Anatolyevich	7.48%
GORYUNOV Igor Timofeevich	0.06%
YEVSTAFYEV Arkadiy Vyacheslavovich	7.01%
EREMEEV Maxim Aleksandrovich	6.84%
ZAGRETDINOV Ilyas Shamilevich	6.85%
KOMANOV Victor Alekseevich	0.00%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	0.00%
KRAVTSOV Andrei Nikolaevich	0.00%
KULYA Valery Ivanovich	0.00%
KUZNETSOV Artyom Vladislavovich	7.65%
LOGOVINSKY Evgeny Ilyich	0.00%
LUKIN Igor Stepanovich	7.74%
MARISHKIN Evgeny Albertovich	0.00%
MATVEEV Aleksei Anatolyevich	7.48%
NOVIKOV Nikolai Valentinovich	0.00%
ORLOV Aleksandr Konstantinovich	0.00%
RAPPOPORT Andrei Natanovich	0.00%
REMEZOV Aleksandr Nikolaevich	0.00%
SALNIKOV Andrei Valerievich	4.50%
SYOMIN Nikolai Alekseevich	0.00%
SIDOROV Sergey Borisovich	6.84%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	6.84%
SOBOL Aleksandr Ivanovich	0.00%
SOSHNIKOV Vladislav Vladimirovich	6.84%
STOLYAROV Andrei Victorovich	0.00%
TULYAKOV Vadim Victorovich	0.00%
UDALTSOV Yuri Arkadievich	6.84%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
SCHMIDT Aleksandr Ottovich	0.00%

OAO Moscow Region Electricity Network Company

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Version No. 1 includes provisions on authorized shares
"For" 3.29%
"Against" 32.61%
"Abstained" 61.41%

Version No. 2 does not include provisions on authorized shares
"For" 86.27%
"Against" 0.01%
"Abstained 6.68%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.V. Baitov	97.40%	0.01%	0.01%
T.P. Dronova	97.41%	0.00%	0.01%
I.A. Zenyukov	97.39%	0.01%	0.01%
M.A. Lelekova	97.39%	0.01%	0.01%
L.R. Matyunina	97.39%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.39%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

AKSYONOV Pyotr Nikolaevich	0.01%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	7.49%
GORYUNOV Igor Timofeevich	0.06%
YEVSTAFYEV Arkadiy Vyacheslavovich	7.01%
KOLESNIKOV Andrei Vladimirovich	6.84%
KOMANOV Victor Alekseevich	0.00%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	6.84%
KRAVTSOV Andrei Nikolaevich	0.00%
KULYA Valery Ivanovich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
LOGOVINSKY Evgeny Ilyich	0.00%
MAKAROV Evgeny Fyodorovich	6.84%
MATVEEV Aleksei Anatolyevich	7.48%
NEPSHA Valery Vasilyevich	6.84%
NOVIKOV Nikolai Valentinovich	0.00%

ORLOV Aleksandr Konstantinovich	0.00%
PETROSYAN Ivan Dmitrievich	0.00%
RAPPOPORT Andrei Natanovich	6.84%
ROMANOVSKY Sergey Petrovich	7.74%
SALNIKOV Andrei Valerievich	4.50%
SYOMIN Nikolai Alekseevich	0.00%
SIMAKIN Igor Olegovich	0.00%
SKRIBOT Wolfgang	7.48%
SMIRNOV Mikhail Vladimirovich	0.00%
SMIRNOV Pavel Stepanovich	6.46%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
CHISTYAKOV Aleksandr Nikolaevich	6.84%
SCHMIDT Aleksandr Ottovich	0.00%
SCHTYKOV Dmitry Victorovich	6.84%

OAO Mosenergosbyt

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.S. Bogomaz	97.40%	0.01%	0.01%
M.L. Volkov	97.40%	0.01%	0.01%
D.L. Guryanov	97.40%	0.01%	0.01%
S.N. Naumenko	97.42%	0.00%	0.00%
S.B. Sidorov	97.40%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

AKSYONOV Pyotr Nikolaevich	1.56%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	0.00%
GATSUNAEV Andrei Nikolaevich	6.84%
GORYUNOV Igor Timofeevich	0.06%
DOLGIKH Vyacheslav Mikhaylovich	6.84%
DUBNOV Oleg Markovich	6.84%
YEVSTAFYEV Arkadiy Vyacheslavovich	6.62%
ZHIGAREV Vladimir Aleksandrovich	6.85%
ZATVAN Aleksandr Borisovich	3.17%
KIMERIN Vladimir Anatolyevich	6.84%
KOMANOV Victor Alekseevich	0.00%
KOPSOV Anatoly Yakovlevich	0.01%
KOSAREV Sergey Borisovich	0.00%
KOSTYUK Mikhail Dmitrievich	0.00%
KRAVTSOV Andrei Nikolaevich	7.48%
KUZNETSOV Artyom Vladislavovich	1.20%
KULYA Valery Ivanovich	0.00%
LOGOVINSKY Evgeny Ilyich	7.48%
MATVEEV Aleksei Anatolyevich	7.48%.
MURAVYEV Aleksandr Olegovich	0.00%
NOVIKOV Nikolai Valentinovich	0.00%
ORLOV Aleksandr Konstantinovich	6.84%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	7.52%
SYOMIN Nikolai Alekseevich	0.00%
SKRIBOT Wolfgang	0.00%
SMIRNOV Pavel Stepanovich	6.84%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	6.84%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
SCHMIDT Aleksandr Ottovich	0.00%

OAO Specialized Design Bureau for Repair and Modernization

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
M.V. Zavalko	97.40%	0.01%	0.01%
V.A. Zagorodnikh	97.40%	0.01%	0.01%
L.N. Kolesnikova	97.40%	0.01%	0.01%
A.M. Mizikin	97.42%	0.00%	0.00%
N.N. Khasanaguich	97.39%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev

"For"	97.39%
"Against"	0.02%
"Abstained"	0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	7.48%
BOBYLYOV Aleksandr Victorovich	6.84%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	7.52%
VASILYEV Dmitry Valeryevich	0.01%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	7.00%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.07%
ERSHOV Aleksei Anatolyevich	6.84%
KOPSOV Anatoly Yakovlevich	0.00%
KOSTYUK Mikhail Dmitrievich	6.84%
KUZNETSOV Artyom Vladislavovich	1.20%
KULYA Valery Ivanovich	3.17%
LIVINSKY Anatoly Pavlovich	6.84%
LOGOVINSKY Evgeny Ilyich	0.00%
MAKEEV Dmitry Nikolaevich	0.00%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
NEGASHEVA Yulia Nikolaevna	6.84%
NOVIKOV Nikolai Valentinovich	0.00%
OVSYANNIKOVA Irina Leonidovna	0.00%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	0.00%
SAUKH Vladimir Mikhailovich	0.00%

TSVIRKO Evgeny Mikhailovich	6.46%
SYOMIN Nikolai Alekseevich	7.48%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
TUMARENKO Vitaly Mikhailovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
KHALMEEV Takhir Kayumovich	6.84%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	6.84%

OAO Mosteplosetenergoremont

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.40%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.A. Ershov	97.40%	0.01%	0.01%
O.V. Zabrodin	97.42%	0.00%	0.00%
M.V. Zavalko	97.40%	0.01%	0.01%
V.A. Zagorodnikh	97.39%	0.01%	0.01%
A.G. Sharkov	97.39%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	7.48%
BAKHCHIVANZHI Victor Ivanovich	6.84%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	7.51%

VASILYEV Dmitry Valeryevich	0.01%
GORYUNOV Igor Timofeevich	6.62%
GAVRILENKO Anatoly Anatolyevich	0.00%
EVSEENKOV Oleg Vladimirovich	6.85%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
YEVSTIFEEV Vladimir Georgievich	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
KULYA Valery Ivanovich	0.00%
LOGOVINSKY Evgeny Ilyich	0.00%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
NEPSHA Valery Vasilyevich	6.84%
NEFEDYEV Andrei Georgievich	6.84%
NOVIKOV Nikolai Valentinovich	0.00%
OVSYANNIKOVA Irina Leonidovna	0.00%
ORLOV Aleksandr Konstantinovich	6.84%
PAGIN Stanislav Valeryevich	0.00%
PLESHIVTSEV Vsevolod Georgievich	3.17%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	0.00%
SYOMIN Nikolai Alekseevich	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SKRIBOT Wolfgang	7.48%
SOBOL Aleksandr Ivanovich	0.00%
SOLODOVA Anna Anatolyevna	6.84%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
FLEGONTOV Vladimir Danilovich	6.84%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%

OAO Mosenergosetstroi

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
A.A. Ershov	97.40%	0.01%	0.01%

M.V. Zavalko	97.40%	0.01%	0.01%
V.A. Zagorodnikh	97.40%	0.01%	0.01%
S.M. Zarypov	97.41%	0.00%	0.01%
A.G. Sharkov	97.40%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	7.48%
BAKHCHIVANZHI Victor Ivanovich	6.84%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	7.52%
VASILYEV Dmitry Valeryevich	0.01%
GALKA Vadim Vadimovich	6.84%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	6.62%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
KUZMIN Aleksei Vyacheslavovich	6.84%
KULYA Valery Ivanovich	0.00%
LEVINA Polina Davidovna	0.00%
LOGOVINSKY Evgeny Ilyich	0.00%
MATVEEV Aleksei Anatolyevich	0.00%
MATYUNINA Liudmila Romanovna	6.84%
MOROZKIN Andrei Yurievich	0.00%
NOVIKOV Nikolai Valentinovich	0.00%
OBRAZTSOV Aleksandr Kirillovich	6.84%
OVSYANNIKOVA Irina Leonidovna	0.00%
ORLOV Aleksandr Konstantinovich	10.01%
RAPPOPORT Andrei Natanovich	0.00%
RYABIKIN Aleksandr Vasilyevich	6.84%
SALNIKOV Andrei Valerievich	0.00%
SYOMIN Nikolai Alekseevich	7.48%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%

SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
YAROSHEVICH Vladislav Anatolyevich	6.84%

OAO GRES-4

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
O.V.Gabrielyan	97.41%	0.00%	0.01%
O.S. Dolgopol	97.40%	0.01%	0.01%
E.V. Evseenkova	97.40%	0.01%	0.01%
A.V. Kundin	97.39%	0.01%	0.01%
R.Yu. Sorokin	97.40%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AVETISYAN Vladimir Evgenievich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
VASILYEV Dmitry Valeryevich	6.58%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	0.06%
GRECHENKOV Nikolai Valerievich	6.84%
DUBNOV Oleg Markovich	6.84%

YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
KARPUSHKIN Aleksandr Victorovich	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KUZNETSOV Artyom Vladislavovich	1.20%
LOGOVINSKY Evgeny Ilyich	7.52%
MAKUSHIN Yuri Pavlovich	6.84%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
OVSYANNIKOVA Irina Leonidovna	0.00%
RAPPOPORT Andrei Natanovich	0.00%
ROZENZWEIG Aleksandr Shoilovich	0.00%
SALNIKOV Andrei Valerievich	7.48%
SELIVYERSTOVA Tatyana Aleksandrovna	0.00%
SYOMIN Nikolai Alekseevich	0.00%
SKRIBOT Wolfgang	7.48%
SKULEVICH Aleksandr Nikolaevich	6.84%
SMIRNOV Pavel Stepanovich	0.00%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	7.48%
UDALTSOV Yuri Arkadievich	0.00%
ULANOVSKAYA Elena Nikolaevna	6.84%
FEDORCHUK Dmitry Vasilyevich	0.00%
FLEGONTOV Vladimir Danilovich	10.01%
KHROMOV Roman Leonidovich	0.00%
CHABAK Anatoly Antonovich	0.06%
CHIKUNOV Aleksandr Vasilievich	6.84%

OAO GRES-5

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
O.S. Dolgopol	97.40%	0.01%	0.01%
E.A. Druzhina	97.42%	0.00%	0.00%
M.F. Ovchinnikova	97.40%	0.01%	0.01%
E.E. Smirnova	97.40%	0.01%	0.01%
R.Yu. Sorokin	97.40%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.40%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

AVETISYAN Vladimir Evgenievich	0.00%
ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BOCHKA Irina Sergeevna	6.84%
BRYLKOV Vladislav Victorovich	7.52%
BYKHANOV Evgeny Nikolaevich	6.84%
VAGNER Andrei Aleksandrovich	6.84%
VASILYEV Dmitry Valeryevich	6.58%
VASILYEVA Anna Aleksandrovna	0.01%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	0.05%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
ERMAKOV Valery Maratovich	6.84%
ISHCHENKO Aleksei Vladimirovich	6.84%
KNESTYAPINA Yulia Borisovna	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KRAVCHENKO Aleksei Mikhailovich	0.00%
KUNDIN Andrei Vladimirovich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
LOGOVINSKY Evgeny Ilyich	0.00%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
OVSYANNIKOVA Irina Leonidovna	0.00%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	7.48%
SYOMIN Nikolai Alekseevich	0.00%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	7.48%
UDALTSOV Yuri Arkadievich	0.00%
FLEGONTOV Vladimir Danilovich	10.01%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
YUKHNEVICH Yuri Bronislavovich	6.84%

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:

"For"	97.41%
"Against"	0.00%
"Abstained"	0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
O.S. Dolgopol	97.40%	0.01%	0.01%
E.A. Druzhina	97.42%	0.00%	0.00%
E.S. Dubinsky	97.40%	0.01%	0.01%
A.V. Krivoguzov	97.40%	0.01%	0.01%
P.V. Smirnova	97.40%	0.01%	0.01%

3. Election of the General Director of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev

"For"	97.40%
"Against"	0.02%
"Abstained"	0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
BURNASHEV Dmitry Aleksandrovich	6.84%
VASILYEV Dmitry Valeryevich	6.58%
GAVRILENKO Anatoly Anatolyevich	0.00%
GOVORINA Olesya Victorovna	6.84%
GORYUNOV Igor Timofeevich	0.06%
DUBNOV Oleg Markovich	6.84%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
ZAGRETDINOV Ilyas Shamilevich	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KOSTYUK Mikhail Dmitrievich	0.00%
KUZNETSOV Artyom Vladislavovich	1.20%
KULYA Valery Ivanovich	0.00%
LOGOVINSKY Evgeny Ilyich	7.52%
MATVEEV Aleksei Anatolyevich	0.00%

MOROZKIN Andrei Yurievich	0.00%
NOVIKOV Nikolai Valentinovich	0.00%
OVSYANNIKOVA Irina Leonidovna	0.00%
ORLOV Aleksandr Konstantinovich	6.84%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	7.48%
SYOMIN Nikolai Alekseevich	7.48%
SENOKOL Andrei Dmitrievich	6.84%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
UDALTSOV Yuri Arkadievich	0.00%
CHABAK Anatoly Antonovich	0.06%
CHABURIN Aleksandr Aleksandrovich	0.00%
SHELYAKIN Evgeny Grigorievich	6.84%
SHTYKOV Dmitry Victorovich	10.01%

OAO Zagorskaya GAES

1. Approval of the Charter of the newly formed Company.

From the number of ballots received, the votes counted produced the following results:
"For" 97.41%
"Against" 0.00%
"Abstained" 0.01%

2. Election of members of the Audit Commission of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:

	"FOR"	"AGAINST"	"ABSTAINED"
D.V. Gataulin	97.40%	0.01%	0.01%
O.S. Dolgopol	97.40%	0.01%	0.01%
Yu. V. Petrova	97.40%	0.00%	0.01%
P.V. Smirnova	97.40%	0.01%	0.01%
A.G. Tarakanov	97.42%	0.00%	0.01%

3. Election of the General Director of the newly formed Company.
From the number of ballots received, the votes counted produced the following results:
Arkady Vyacheslavovich Yevstafyev
"For" 97.64%
"Against" 0.02%
"Abstained" 0.01%

4. Election of members of the Board of Directors of the newly formed Company.
Election was conducted by cumulative vote. The votes counted produced the following results:

ABDULIN Roman Rushanovich	0.00%
ABLAZOV Boris Gennadyevich	6.84%
AKSYONOV Pyotr Nikolaevich	1.56%
AFONIN Dmitry Victorovich	0.00%
BOGUSH Boris Borisovich	0.00%
BODUNKOV Aleksei Feliksovich	0.00%
BRYLKOV Vladislav Victorovich	0.00%
BYKHANOV Evgeny Nikolaevich	6.84%
VASILYEV Dmitry Valeryevich	6.57%
GABOV Andrei Vladimirovich	6.85%
GAVRILENKO Anatoly Anatolyevich	0.00%
GORYUNOV Igor Timofeevich	0.05%
DIKOV Evgeny Aleksandrovich	6.84%
EREMEEV Maxim Aleksandrovich	6.84%
YEVSTAFYEV Arkadiy Vyacheslavovich	0.06%
KRENEVA Nadezhda Anatolyevna	6.84%
KOPSOV Anatoly Yakovlevich	0.01%
KUZNETSOV Artyom Vladislavovich	1.20%
LOGOVINSKY Evgeny Ilyich	7.52%
MATVEEV Aleksei Anatolyevich	0.00%
MOROZKIN Andrei Yurievich	0.00%
NEPSHA Valery Vasilyevich	10.01%
OVSYANNIKOVA Irina Leonidovna	0.00%
PAVLENKO Sergey Aleksandrovich	0.00%
PUSHKARYOV Vadim Sergeevich	0.00%
RAPPOPORT Andrei Natanovich	0.00%
SALNIKOV Andrei Valerievich	7.48%
SYOMIN Nikolai Alekseevich	7.48%
SKRIBOT Wolfgang	7.48%
SMIRNOV Pavel Stepanovich	0.00%
SMIRNOVA Yulia Vsevolodovna	6.84%
SOBOL Aleksandr Ivanovich	0.00%
STOLYAROV Andrei Victorovich	0.00%
TARASOVA Galina Anatolyevna	0.00%
UDALTSOV Yuri Arkadievich	0.00%
USHAKOVA Lyudmila Georgievna	0.00%
CHABAK Anatoly Antonovich	0.06%

13. Wordings of resolutions adopted by the general meetings of:

OAO Energy Management Company

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.

To elect the following members of the Audit Commission of the newly formed Company:
ZENYUKOV Igor Alikovich
IVANOVA Irina Konstantinovna
SIDOROV Sergey Borisovich
TELITSINA Anna Sergeevna
YAKOVLEV Grigory Aleksandrovich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. SILKIN Vladimir Nikolaevich
2. KUZNETSOV Artyom Vladislavovich
3. GAVRILENKO Anatoly Anatolyevich
4. MATVEEV Aleksei Anatolyevich
5. SOBOL Aleksandr Ivanovich
6. YEVSTAFYEV Arkadiy Vyacheslavovich
7. SMIRNOV Pavel Stepanovich
8. SLEPTSOVA Lyudmila Anatolyevna
9. UDALTSOV Yuri Arkadievich
10. PARKHOMUK Olga Victorovna
11. NEVEYKO Aleksandr Anatolyevich
12. CHABURIN Aleksandr Aleksandrovich
13. YAROSHEVICH Vladislav Anatolyevich

OAO Trunk Grid Company

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
BAITOV Anatoly Valerievich
ZENYUKOV Igor Alikovich
LELEKOVA Marina Alekseevna
SIDOROV Sergei Borisovich
CHETVERTKOVA Nina Aleksandrovna

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.

To elect the following members of the Board of Directors:
1. ROMANOVSKY Sergey Petrovich
2. OVSYANNIKOVA Irina Leonidovna
3. SYOMIN Nikolai Alekseevich
4. SKRIBOT Wolfgang
5. YUDINA Tatiana Nikolaevna
6. ZHUKOV Andrei Sergeevich
7. SHAMIS Yulia Lvovna
8. LYCHAGIN Svyatoslav Anatolyevich
9. KARTOSHKIN Victor Nikolaevich
10. SINENKO Aleksandr Yurievich
11. ORLOV Aleksandr Konstantinovich
12. SHULIN Maxim Igorevich
13. YEVSTAFYEV Arkadiy Vyacheslavovich

OAO Moscow City Electricity Network Company

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
BAITOV Anatoly Valerievich
VOLKOV Maxim Leonidovich
LELEKOVA Marina Alekseevna
MATYUNINA Liudmila Romanovna
SURIKOV Oleg Vyacheslavovich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. PRESNYAKOV Igor Vitalievich
2. KUZNETSOV Artyom Vladislavovich
3. GAVRILENKO Anatoly Anatolyevich
4. KRAVTSOV Andrei Nikolaevich
5. MATVEEV Aleksei Anatolyevich
6. YEVSTAFYEV Arkadiy Vyacheslavovich
7. GUSEV Andrei Leonidovich
8. SMIRNOV Pavel Stepanovich
9. UDALTSOV Yuri Arkadievich
10. CHIKUNOV Aleksandr Vasilievich
11. CHISTYAKOV Aleksandr Nikolaevich
12. ZENYUKOV Igor Alikovich
13. ORLOV Aleksandr Konstantinovich

OAO Moscow Heating Network Company

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
VOLKOV Maxim Leonidovich
MATYUNINA Liudmila Romanovna
NEGANOV Leonid Valeryevich
ROZHKOV Dmitry Ernstovich
SURIKOV Oleg Vyacheslavovich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. LUKIN Igor Stepanovich
2. KUZNETSOV Artyom Vladislavovich
3. GAVRILENKO Anatoly Anatolyevich
4. MATVEEV Aleksei Anatolyevich
5. SKRIBOT Wolfgang
6. YEVSTAFYEV Arkadiy Vyacheslavovich
7. BYKHANOV Evgeny Nikolaevich
8. ZAGRETDINOV Ilyas Shamilevich
9. SMIRNOV Pavel Stepanovich
10. SIDOROV Sergei Borisovich
11. UDALTSOV Yuri Arkadievich
12. EREMEEV Maxim Aleksandrovich
13. SOSHNIKOV Vladislav Vladimirovich

OAO Moscow Region Electricity Network Company

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company (Version No.2 which does not contain provisions on authorized shares).

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
BAITOV Anatoly Valerievich
DRONOVA Tatiana Petrovna
ZENYUKOV Igor Alikovich

LELEKOVA Marina Alekseevna
MATYUNINA Liudmila Romanovna

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.

To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.

To elect the following members of the Board of Directors:

1. ROMANOVSKY Sergey Petrovich
2. GAVRILENKO Anatoly Anatolyevich
3. MATVEEV Aleksei Anatolyevich
4. SKRIBOT Wolfgang
5. YEVSTAFYEV Arkadiy Vyacheslavovich
6. KOLESNIKOV Andrei Vladimirovich
7. NEPSHA Valery Vasilyevich
8. RAPPOPORT Andrei Natanovich
9. MAKAROV Evgeny Fyodorovich
10. KOSTYUK Mikhail Dmitrievich
11. CHISTYAKOV Aleksandr Nikolaevich
12. SHTYKOV Dmitry Victorovich
13. SMIRNOV Pavel Stepanovich

OAO Mosenergosbyt

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.

To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.

To elect the following members of the Audit Commission of the newly formed Company:

BOGOMAZ Andrei Stanislavovich
VOLKOV Maxim Leonidovich
GURYANOV Denis Lvovich
NAUMENKO Sergey Nikolaevich
SIDOROV Sergei Borisovich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.

To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.

To elect the following members of the Board of Directors:

1. SALNIKOV Andrei Valerievich
2. MATVEEV Aleksei Anatolyevich
3. KRAVTSOV Andrei Nikolaevich
4. LOGOVINSKY Evgeny Ilyich

5. ZHIGAREV Vladimir Aleksandrovich
6. DOLGYKH Vyacheslav Mikhailovich
7. UDALTSOV Yuri Arkadievich
8. SMIRNOV Pavel Stepanovich
9. GATSUNAEV Andrei Nikolaevich
10. KIMERIN Vladimir Anatolyevich
11. ORLOV Aleksandr Konstantinovich
12. DUBNOV Oleg Markovich
13. YEVSTAFYEV Arkadiy Vyacheslavovich

OAO Specialized Design Bureau for Repair and Modernization

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
ZAVALKO Maxim Valentinovich
ZAGORODNIKH Vladimir Anatolievich
KOLESNIKOVA Lyudmila Nikolaevna
MIZIKIN Andrei Mikhailovich
KHASANAGUICH Nadezhda Nikolaevna

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. BRYLKOV Vladislav Victorovich
2. AFONIN Dmitry Victorovich
3. SYOMIN Nikolai Alekseevich
4. SKRIBOT Wolfgang
5. GORYUNOV Igor Timofeevich
6. NEGASHEVA Yulia Nikolaevna
7. ERSHOV Aleksei Anatolyevich
8. BOBYLYEV Aleksandr Victorovich
9. LIVINSKY Anatoly Pavlovich
10. CHABURIN Aleksandr Aleksandrovich
11. KOSTYUK Mikhail Dmitrievich
12. KHALMEEV Takhir Kayumovich
13. TSVIRKO Evgeny Mikhailovich

OAO Mosteplosetenergoremont

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
ERSHOV Aleksei Anatolievich
ZABRODIN Oleg Victorovich
ZAVALKO Maxim Valentinovich
ZAGORODNIKH Vladimir Anatolievich
SHARKOV Aleksei Gennadievich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. BRYLKOV Vladislav Victorovich
2. AFONIN Dmitry Victorovich
3. SYOMIN Nikolai Alekseevich
4. SKRIBOT Wolfgang
5. EVSEENKOV Oleg Vladimirovich
6. YEVSTIFEEV Vladimir Georgievich
7. BAKHCHIVANZHI Victor Ivanovich
8. SOLODOVA Anna Anatolyevna
9. NEFEDYEV Andrei Georgievich
10. NEPSHA Valery Vasilyevich
11. FLEGONTOV Vladimir Danilovich
12. ORLOV Aleksandr Konstantinovich
13. GORYUNOV Igor Timofeevich

OAO Mosenergosetstroi

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
ERSHOV Aleksei Anatolievich
ZAVALKO Maxim Valentinovich
ZAGORODNIKH Vladimir Anatolievich
ZARYPOV Sait Myasumovich
SHARKOV Aleksei Gennadievich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.

To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. ORLOV Aleksandr Konstantinovich
2. BRYLKOV Vladislav Victorovich
3. AFONIN Dmitry Victorovich
4. SYOMIN Nikolai Alekseevich
5. SKRIBOT Wolfgang
6. KUZMIN Aleksei Vyacheslavovoch
7. MATYUNINA Liudmila Romanovna
8. RYABIKIN Aleksandr Vasilievich
9. BAKHCHIVANZHI Victor Ivanovich
10. GALKA Vadim Vadimovich
11. OBRAZTSOV Aleksandr Kirillovich
12. YAROSHEVICH Vladislav Anatolyevich
13. GORYUNOV Igor Timofeevich

OAO GRES-4

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
GABRIELYAN Olga Vasilyevna
DOLGOPOL Olga Semyonovna
EVSEENKOVA Elena Vladimirovna
KUNDIN Andrei Vladimirovich
SOROKIN Roman Yurievich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. FLEGONTOV Vladimir Danilovich
2. LOGOVINSKY Evgeny Ilyich
3. SALNIKOV Andrei Valerievich
4. STOLYAROV Andrei Victorovich
5. SKRIBOT Wolfgang
6. GRECHENKOV Nikolai Valerievich
7. DUBNOV Oleg Markovich

8. ULANOVSKAYA Elena Nikolaevna
9. MAKUSHIN Yuri Pavlovich
10. CHIKUNOV Aleksandr Vasilievich
11. SKULEVICH Aleksandr Nikolaevich
12. KARPUSHKIN Aleksandr Victorovich
13. VASILYEV Dmitry Valeryevich

OAO GRES-5

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.
To elect the following members of the Audit Commission of the newly formed Company:
DOLGOPOL Olga Semyonovna
DRUZHINA Elena Anatolyevna
OVCHINNIKOVA Marina Fyodorovna
SMIRNOVA Elena Evgenyevna
SOROKIN Roman Yurievich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.
To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.
To elect the following members of the Board of Directors:
1. FLEGONTOV Vladimir Danilovich
2. BRYLKOV Vladislav Victorovich
3. SALNIKOV Andrei Valerievich
4. STOLYAROV Andrei Victorovich
5. SKRIBOT Wolfgang
6. ISHCHENKO Aleksei Vladimirovich
7. BOCHKA Irina Sergeevna
8. ERMAKOV Valery Maratovich
9. KNESTYAPINA Yulia Borisovna
10. YUKHNEVICH Yuri Bronislavovich
11. VAGNER Andrei Aleksandrovich
12. BYKHANOV Evgeny Nikolaevich
13. VASILYEV Dmitry Valeryevich

OAO GRES-24

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.
To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.

To elect the following members of the Audit Commission of the newly formed Company:
DOLGOPOL Olga Semyonovna
DRUZHINA Elena Anatolyevna
DUBINSKY Evgeny Sergeevich
KRIVOGUZOV Andrei Vladimirovich
SMIRNOVA Polina Vyacheslavovna

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.

To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.

To elect the following members of the Board of Directors:
1. SHTYKOV Dmitry Victorovich
2. LOGOVINSKY Evgeny Ilyich
3. SKRIBOT Wolfgang
4. SYOMIN Nikolai Alekseevich
5. SALNIKOV Andrei Valerievich
6. GOVORINA Olesya Victorovna
7. DUBNOV Oleg Markovich
8. ZAGRETDINOV Ilyas Shamilevich
9. BURNASHEV Dmitry Aleksandrovich
10. SENOKOL Andrei Dmitrievich
11. SHELYAKIN Evgeny Grigorievich
12. ORLOV Aleksandr Konstantinovich
13. VASILYEV Dmitry Valeryevich

OAO Zagorskaya GAES

On Item 1 of the Agenda: Approval of the Charter of the newly formed Company.

To approve the Charter of the newly formed Company.

On Item 2 of the Agenda: Election of members of the Audit Commission of the newly formed Company.

To elect the following members of the Audit Commission of the newly formed Company:
GATAULIN Denis Vladislavovich
DOLGOPOL Olga Semyonovna
PETROVA Yulia Vladimirovna
SMIRNOVA Polina Vyacheslavovna
TARAKANOV Aleksei Gennadievich

On Item 3 of the Agenda: Election of the General Director of the newly formed Company.

To elect Arkady Vyacheslavovich Yevstafyev as the General Director of the newly formed Company.

On Item 4 of the Agenda: Election of members of the Board of Directors of the newly formed Company.

To elect the following members of the Board of Directors:

1. NEPSHA Valery Vasilyevich
2. LOGOVINSKY Evgeny Ilyich
3. SALNIKOV Andrei Valerievich
4. SKRIBOT Wolfgang
5. SYOMIN Nikolai Alekseevich
6. GABOV Andrei Vladimirovich
7. KRENEVA Nadezhda Anatolyevna
8. SMIRNOVA Yulia Vsevolodovna
9. ABLAZOV Boris Gennadievich
10. DIKOV Evgeny Aleksandrovich
11. EREMEEV Maxim Aleksandrovich
12. BYKHANOV Evgeny Nikolaevich
13. VASILYEV Dmitry Valeryevich

D.V. Vasilyev
First Deputy General Director –
Managing Director for Corporate Policy and Property Management

Date: March 2, 2005